Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference of our report, dated March 3, 2011, with respect to the consolidated financial statements of LoopNet, Inc. for the year ended December 31, 2010 and the effectiveness of internal control over financial reporting of LoopNet, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, in Amendment No. 1 to the Registration Statement (Form S-4, No. 333-174214) for the registration of shares of CoStar Group, Inc.’s common stock in contemplation of the acquisition of LoopNet, Inc. by CoStar Group, Inc. and the related proxy statement/prospectus included therein.

/s/ Ernst & Young LLP

Los Angeles, California
June 3, 2011